Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to Form S-8 (Form S-8) pertaining to the Stanley Black & Decker Employee Stock Purchase Plan of our report dated February 20, 2014, except for Note P for which the date is October 6, 2014, with respect to the consolidated financial statements and schedule of Stanley Black & Decker, Inc. and subsidiaries (the “Company”) as of December 28, 2013 and December 29, 2012 and for each of the three fiscal years in the period ended December 28, 2013, included in its Current Report (Form 8-K) dated October 6, 2014; and our report dated February 20, 2014, with respect to the effectiveness of internal control over financial reporting of the Company included in its Annual Report (Form 10-K) for the year ended December 28, 2013, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Hartford, Connecticut

October 23, 2014